March 15, 2017

VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Office of Healthcare and Insurance

100 F Street, NE

Mail Stop 4546

Washington, D.C. 20549

Re:	Phibro Animal Health Corporation

Form 10-K for the Fiscal Year Ended June 30, 2016

Filed August 29, 2016

Form 8-K dated February 6, 2017

Filed February 6, 2017

File No. 001-36410

Dear Mr. Rosenberg:

We are writing in response to the Securities and Exchange Commission’s (the “Staff”) letter of March 3, 2017, in which you had several questions regarding our Form 10-K for the Fiscal Year Ended June 30, 2016, filed August 29, 2016 (the “10-K”) and our Form 8-K dated February 6, 2017, filed February 6, 2017 (the “8-K”). Below we provide detailed responses to your questions. For your convenience, we follow the topical organization set forth in your letter.

1.	For both your fiscal 2016 and 2015 acquisitions you indicate that you do not provide pro forma information because the results are not material to your consolidated financial statements. Please tell us your consideration of:

•	Disclosing revenues and earnings of each acquiree since their respective acquisition dates included in your consolidated results as required by ASC 805-10-50-2h.1. Quantify these amounts for each reporting period; and

Response: The Company acknowledges the Staff’s comment and respectfully submits that it considered the disclosure requirements of ASC 805-10-50-2h.1 to disclose the amounts of revenues and earnings of each acquired business since their respective acquisition dates. The Company determined that the amounts of revenues and earnings from each acquisition (during the periods presented) since the

HEALTHY ANIMALS. HEALTHY FOOD. HEALTHY WORLD.®

Glenpointe Centre East / 3rd Floor / 300 Frank W. Burr Blvd., Ste. 21 / Teaneck, NJ 07666-6712

Direct: 201-329-7300 / Fax: 201-329-7399

Mr. Jim B. Rosenberg
Securities and Exchange Commission March 15, 2017 Page 2

acquisition date, for the fiscal year in which each acquisition occurred, were immaterial. The revenues and earnings contributed subsequent to the acquisition date by the MJB acquisition for the fiscal year ended June 30, 2015, and the revenues and earnings contributed subsequent to the acquisition date by the MVP acquisition for the fiscal year ended June 30, 2016, constituted, in each case, less than 1% of the revenues and earnings of the Company for the applicable periods.

•	Disclosing the extent of increases in segment and/or product grouping revenues attributable to sales of newly acquired products in Management’s Discussion and Analysis as required by Item 303(a)(3)(iii) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully submits that the Company determined that the contribution of the newly acquired products to the revenues of the segment and/or product grouping were immaterial. The revenues contributed subsequent to the acquisition date by the MJB acquisition for the fiscal year ended June 30, 2015, and the revenues contributed subsequent to the acquisition date by the MVP acquisition for the fiscal year ended June 30, 2016, constituted, in each case, less than 1% of the applicable segment revenues and less than 8% of the applicable product grouping revenues. In addition, the Company notes that the narrative disclosure of the Animal Health segment revenues in the Management Discussion and Analysis section of the Form 10-K indicated that the increased revenues “includ[ed] sales of MJB products” for the fiscal year ended June 30, 2015 and “includ[ed] sales of MVP products” for the fiscal year ended June 30, 2016.

2.	Please represent to us that you will no longer present a full non-GAAP income statement depicting your Adjusted Net Income in future earnings releases. See the first bullet of Question 102.10 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures revised on May 17, 2016.

Response: The Company acknowledges the Staff’s comment and hereby represents to the Staff that the Company will not present a full non-GAAP income statement depicting our Adjusted Net Income in future earnings releases.

3.	You provide guidance for fiscal 2017 non-GAAP adjusted net income but not for GAAP net income. Please represent to us that you will provide guidance on a GAAP basis in future earnings releases or tell us why you cannot provide it without unreasonable effort as stipulated in Item 10(e)(1)(i)(B) of Regulation S-K. If you cannot provide GAAP guidance represent to us that you will provide the disclosure called for in the penultimate bullet of Question 102.10 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures revised on May 17, 2016.

Mr. Jim B. Rosenberg
Securities and Exchange Commission March 15, 2017 Page 3

Response: The Company acknowledges the Staff’s comment and hereby represents to the Staff that, when the Company includes guidance in future earnings releases, the Company will include guidance on a GAAP basis.

4.	Please tell us why the $24 million provision for income taxes in your fiscal 2016 non-GAAP adjusted net income is not the same as the $16.8 million amount presented on page 14 of your fourth quarter of fiscal 2016 earnings release.

Response: The Company acknowledges the Staff’s comment and respectfully submits that, as disclosed in the fiscal 2016 earnings release, starting with fiscal 2017, the Company revised its reporting methodology to present the GAAP provision for income taxes, adjusted for the tax effect of pre-tax income adjustments and to remove non-recurring or discrete items. The revision to the reporting methodology was due in part to the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures revised on May 17, 2016. In the guidance the Company presented for fiscal 2017, the Company revised the provision for income taxes for fiscal 2016, to give effect to the fiscal 2017 methodology and to present a comparable measure.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact me at 201-329-7333 or via email at richard.johnson@pahc.com.

Sincerely,

/s/ Richard G. Johnson

Richard G. Johnson
Chief Financial Officer
Phibro Animal Health Corporation

cc:	Thomas Dagger, Senior Vice President, General Counsel
Phibro Animal Health Corporation

cc:	Joshua Korff, P.C.
David Curtiss, Esq.
Kirkland & Ellis LLP